Exhibit 99.2

2026 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet – QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail WEBULL Corporation REGISTERED SHAREHOLDER PROXY CARD Your Internet proxy authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned this proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m. Eastern Time, on October 29, 2026. INTERNET www.cstproxyvote.com Have this proxy card available when you access the website, enter the control number and follow the prompts to submit your proxy. VOTE AT THE MEETING If you plan to attend the live webcast of the General Meeting, you will need your 12 digit control number to vote electronically at the General Meeting. To attend: https://www.cstproxy.com/webullcorp/2026 MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN THE ENVELOPE PROVIDED PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 and 2. Please mark your vote like this 1. Approval and Adoption of the Sixth Amended and Restated Memorandum and Articles of Association (Special Resolution) To approve and adopt the Sixth Amended and Restated Memorandum and Articles of Association of the Company, in the form set forth in Appendix A to the Proxy Statement, in substitution for, and to the exclusion of, the existing Fifth Amended and Restated Memorandum and Articles of Association, with immediate effect (“Proposal No.1”). 2. Approval of the Webull Corporation 2026 Employee Share Purchase Plan (Ordinary Resolution) To approve the Webull Corporation 2026 Employee Share Purchase Plan, in the form set forth in Appendix B, including the reservation of 5,000,000 Class A Ordinary Shares for issuance thereunder (“Proposal No. 2”); FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date, 2026 Note: Please sign exactly as your name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian or corporate officer, please give your title as such.

2026 Important Notice Regarding the Availability of Proxy Materials for the General Meeting of Shareholders to be held on October 30, 2026 To view the Proxy Statement and Notice of General Meeting, and to access the General Meeting, please go to: Webullcorp.com Live webcast: https://www.cstproxy.com/webullcorp/2026 FOLD HERE DO NOT SEPARATE INSERT IN THE ENVELOPE PROVIDED PROXY CARD THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS WEBULL CORPORATION GENERAL MEETING OF SHAREHOLDERS TO BE HELD OCTOBER 30, 2026 The undersigned hereby appoints Benjamin James, Director, as proxy, with power of substitution, and authorizes Mr. James to represent and vote, as designated on the reverse side, all Class A Ordinary Shares of Webull Corporation held of record by the undersigned at the close of business on September 25, 2026, at the General Meeting of Shareholders to be held on October 30, 2026 at 2:30 p.m. Eastern Time, at 200 Carillon Pkwy, St. Petersburg, Florida, United States 33716 and simultaneously via live webcast at https://www.cstproxy.com/webullcorp/2026, and at any adjournment or postponement thereof. ALTERNATE PROXYHOLDER (OPTIONAL): Instead of the persons named above, I appoint to attend and vote for me. A proxyholder need not be a shareholder. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IF NO DIRECTION IS MADE, THE APPOINTED PROXYHOLDER(S) WILL VOTE FOR PROPOSAL 1 AND FOR PROPOSAL 2 AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW AND THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION, IN THEIR DISCRETION ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE GENERAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. (Continued and to be marked, dated and signed, on the other side)